EXHIBIT 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Mining Gold Corp. (the “Company” or “First Mining”) 1188 West Georgia Street, Suite 2070
Vancouver, B.C., V6E 4A2

2.	Date of Material Change

August 5, 2025.

3.	News Release

A news release announcing the material change was disseminated on August 5, 2025 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On August 5, 2025, the Company upsized and closed a non-brokered private placement for aggregate gross proceeds of $24,437,000 (the “Private Placement”). Pursuant to the Private Placement, the Company issued (i) 95,000,000 units of the Company (the “HD Units”) at a price of $0.18 per HD Unit for aggregate gross proceeds of $17,100,000 and (ii) 33,350,000 flow-through units (the “FT Units”) at a price of $0.22 per FT Unit for aggregate gross proceeds of $7,337,000.

5.	Full Description of Material Change

On August 5, 2025, the Company upsized and closed the Private Placement. Pursuant to the Private Placement, the Company issued (i) 95,000,000 HD Units at a price of $0.18 per HD Unit for aggregate gross proceeds of $17,100,000 and (ii) 33,350,000 FT Units at a price of $0.22 per FT Unit for aggregate gross proceeds of $7,337,000.

Each HD Unit consists of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “HD Warrant”). Each HD Warrant entitles the holder thereof to acquire one Common Share (a “HD Warrant Share) at an exercise price of $0.27 per HD Warrant Share for a period of 36 months from the date of issuance.

Each FT Unit consists of one Common Share issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “FT Warrant”). Each FT Warrant entitles the holder thereof to acquire a non-flow-through Common Share (a “FT Warrant Share”) at an exercise price of $0.27 per FT Warrant Share for a period of 36 months from the date of issuance.

First Mining intends to use the net proceeds of the HD Units to advance First Mining's Springpole and Duparquet gold projects, as well as for general working capital and corporate purposes. The gross proceeds from the sale of the FT Units will be used to incur eligible “Canadian exploration expenses” that qualify as “flow through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (“Qualifying Expenditures”) related to the Springpole and Duparquet gold projects on or before December 31, 2026. All Qualifying Expenditures will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of the FT Units.

All of the securities issued pursuant to the Private Placement are subject to a four month and one day hold period in accordance with applicable Canadian securities laws.

Certain directors and officers of the Company (each, an “Interested Party”) subscribed for an aggregate of 795,100 FT Units and 2,778,000 HD Units under the Private Placement for aggregate gross proceeds of $674,962. There will be no material change in the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each Interested Party following the closing of the Private Placement.

The issuance of such securities to the Interested Parties constitutes a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements under MI 61-101 as neither the fair market value of the securities issued to the Interested Parties, nor the consideration received for those securities, exceeds 25% of the Company’s market capitalization. The Private Placement was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors. The Company did not file a material change report disclosing the “related party transaction” more than 21 days before the closing date of the Private Placement as the details and amounts of insider participation were not settled until shortly prior to closing.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For further information, please contact Richard Huang, VP, Corporate Development & Corporate Secretary by telephone at (604) 259-3119.

9.	Date of Report

August 8, 2025.